[LETTERHEAD OF PAUL HASTINGS LLP]

(212) 318-6063

thomaspeeney@paulhastings.com

November 10, 2011	77843.00003

VIA EDGAR

John Grzeskiewicz, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Investment Funds
File Nos.: 333-174323 and 811-22558

Dear Mr. Grzeskiewicz:

This letter responds to your comments communicated to the undersigned telephonically on Thursday, November 10, 2011, with respect to the Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A (the “Registration Statement”) of Brookfield Investment Funds (the “Trust”), a series trust consisting of four series of underlying portfolios (each, a “Fund,” and collectively, the “Funds”), which was filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2011 (SEC Accession No. 0001104659-11-061218).

In connection with your review of the Registration Statement, on behalf of the Trust, the Trust acknowledges that:

1.             In connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.             The staff’s comments, and changes in disclosure in response to the staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.             The Trust represents their neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

The Trust’s responses to your comments are reflected below.  We have restated the substance of your comments for your ease of reference.  Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus

Comment 1.          Summary - You noted that the 3-year Expense examples for the Funds under each Fee Table in the Summary reflects the fee waiver and expense reimbursement that will continue until at least May 1, 2013.  You explained, however, that an adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected only in the period(s) for which the expense reimbursement or fee waiver arrangement (the “Expense Cap”) is expected to continue.  As a result, you requested that the Funds show their 3-year Expense examples under each Fee Table without the adjustment to reflect the Expense Cap.

Response 1.          The Prospectus disclosure has been revised accordingly.  The Trust states that the Prospectus disclosure, as amended, will be reflected in the Trust’s definitive Prospectus that will be filed pursuant to Rule 497(c) under the Securities Act of 1933, as amended, within five days after the effective date of the Registration Statement or the commencement of the public offering after the effective date of the Registration Statement, whichever occurs later.

Statement of Additional Information

Comment 2.          Financial Statements — In the Balance Sheet, you noted that the Assets of the Funds include the line item “Receivable from Adviser” in the amount of $13,750 per Fund (the “Receivables”), which are associated with the organizational costs of the Funds.  In that regard, you have requested that the Trust undertake to provide assurances to the Commission that the Receivables will be paid by the Adviser and collected by the Funds within one (1) month of the date the Registration Statement is declared effective.

Response 2.          The Trust represents that the Adviser has provided adequate assurances that the Receivables will be paid and collected by the Funds within one (1) month of the date the Registration Statement is declared effective.

********

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Very truly yours,

/s/ Thomas D. Peeney

Thomas D. Peeney
for PAUL HASTINGS LLP

TDP

cc/                                Brian F. Hurley, Esq. — Brookfield Investment Management Inc.